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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16A, 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934




For the Month of August, 2000

ALTAREX CORP.
(Exact name of Registrant as specified in its charter)

303 WYMAN STREET
SUITE 125
WALTHAM, MA, USA 02451
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F             X       Form 40-F
                  --------               -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No    X
     -------          ---


On August 15, 2000 AltaRex Corp. (the "Company") released its 2000 Second Quarter Report.





                                INDEX TO EXHIBITS

EXHIBIT NO.      DESCRIPTION
-----------      -----------
99.1             2000 Second Quarter Report



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     Pursuant to the requirements of the Securities Exchange Act of 1934, the
Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ALTAREX CORP.

                                        By: /s/ Richard E. Bagley
                                            ------------------------------
                                            Name: Richard E. Bagley


                                            Title: President and
                                                   Chief Executive Officer

                                            Date: August 22, 2000








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